UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 April 12, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

HOLDING OF OWN SHARES

STATUS ON TDC'S HOLDING OF ITS OWN SHARES (MARCH 31, 2006)

Pursuant to Section 204.33 of the New York Stock Exchange Listed Company Manual, this is to report that TDC A/S on March 31, 2006 held 283,821 of its own shares of DKK 5, corresponding to a total nominal value of DKK 1,419,105 or 0.14 % of the total share capital.


In the first quarter of 2006 TDC A/S bought 27,584 shares to cover employee options granted by TDC and disposed 3,405,419 shares for exercised options to employees granted by TDC.



For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

      April 12, 2006                             /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury